UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.

(Translation of registrant's name into English)

102 East 1st Avenue

Vancouver, British Columbia, V5T 1A4, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Item 8.01 Other Events.

On June 10, 2020, we entered into a Placement Agency Agreement with Roth Capital Partners, LLC (the “Placement Agent”) pursuant to which the Placement Agent shall serve as the placement agent for us on a “reasonable best efforts” basis in connection with the proposed placement of 10,000,000 of our common shares (the “Shares”) pursuant to a registered direct offering. A copy of the legal opinion and consent of McMillan LLP relating to the Shares is attached hereto as Exhibit 5.1.

The information in this Report of Foreign Private Issuer on Form 6-K and the exhibits hereto are incorporated by reference into our registration statement on Form F-3 (333-227883), originally filed on October 18, 2018, and the prospectus supplement thereto filed on June 12, 2020.

Exhibits

Exhibit No.	Exhibit

5.1	Opinion of McMillan LLP
23.1	Consent of McMillan LLP (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

Date: June 12, 2020	By:	/s/ Baljinder K. Bhullar
	Name:	Baljinder K. Bhullar
	Title:	Chief Financial Officer, Secretary and a Director